Exhibit 99.2

SIERRA METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2021

Corporate Office	TSX: SMT NYSE AMERICAN: SMTS
161 Bay Street, Suite 4260 Toronto, ON, Canada M5J 2S1	BVL: SMT www.sierrametals.com

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Table of Contents

1.	INTRODUCTION	3

2.	COMPANY OVERVIEW	3

3.	Q2 2021 OPERATING AND FINANCIAL highlights	4

4.	covid-19, outlook and guidance	7

5.	RESULTS OF OPERATIONS	10

6.	SUMMARIZED FINANCIAL RESULTS	15

7.	QUARTERLY FINANCIAL REVIEW	19

8.	LIQUIDITY AND CAPITAL RESOURCES	22

9.	safety, health and environment	23

10.	OTHER RISKS AND UNCERTAINTIES	23

11.	NON-IFRS PERFORMANCE MEASURES	24

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	29

13.	OFF BALANCE SHEET ARRANGEMENTS	30

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)	30

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	31

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

1.	INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Sierra Metals Inc.’s (the “Company” or “Sierra” or “Sierra Metals”) unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and related notes thereto (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). References herein to "$" are to the United States dollar and “C$” are to the Canadian dollar and all tabular amounts are expressed in thousands of $ unless otherwise stated. All information contained in this MD&A is current as of August 5, 2021 unless otherwise noted. The Company’s common shares (the “Common Shares”) are listed and traded on the Toronto Stock Exchange (the “TSX”), the New York Stock Exchange (the “NYSE AMERICAN”), and the Peruvian Bolsa de Valores de Lima (“BVL” or the “Lima Stock Exchange”) under the symbol “SMT”, and “SMTS” on the NYSE AMERICAN. Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com and on the Company’s website at www.sierrametals.com. A cautionary note regarding forward-looking information follows this MD&A.

QUALIFIED PERSONS

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person and chartered professional qualifying as a Competent Person under the Joint Ore Reserves Committee (JORC) Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	COMPANY OVERVIEW

Sierra Metals is a diversified Canadian mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company plans to continue growing its production base through brownfield exploration investments within its properties. The Company’s key priorities are to provide high returns on invested capital, to generate strong cash flows and to maximize shareholder value. The Company has three producing mining properties and manages its business on the basis of the geographical location of its mining projects. The Peruvian Operation (“Peru”) is comprised of the Yauricocha mine (“Yauricocha” or the “Yauricocha Mine”), located in the province of Yauyos, its near-mine concessions, and exploration and early-stage properties. The Mexican Operation (“Mexico”) includes the Bolivar (“Bolivar’ or the “Bolivar Mine”) and Cusi (“Cusi” or the “Cusi Mine”) mines, both located in Chihuahua State, Mexico, their near-mine concessions, and exploration and early stage properties. The Company’s strategic focus is currently on its operations, improving efficiencies, as well as pursuing growth opportunities at, and surrounding, its operating projects. The Company is also considering other opportunities to add value and expand through external growth. Exploration remains a key aspect of the improvement programs being implemented at all three of the Company’s mines and there is optimism that these brownfield exploration programs will continue to add increased economic tonnage going forward. Examples of this can be seen at Yauricocha with the Esperanza, Cuye-Mascota zones, at Bolivar, with the Bolivar West and Northwest zones, as well as at Cusi, with the Santa Rosa de Lima Zone. These results provide potential to further grow mineral resources and enhance shareholder value.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The Company is focused on improving operating performance through the production of higher volumes of ore to reduce unit costs, strengthening its asset base, continuing to increase its mineral reserves and resources at each of its mines, and exploring organic and external growth opportunities to enhance and deliver shareholder value.

3.	Q2 2021 OPERATING AND FINANCIAL highlights

	Three Months Ended		Six Months Ended
(In thousands of dollars, except per share and cash cost amounts, consolidated figures unless noted otherwise)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Operating
Ore Processed / Tonnes Milled	787,534	511,485	1,561,955	1,252,183
Silver Ounces Produced (000's)	954	572	1,915	1,520
Copper Pounds Produced (000's)	9,535	9,708	17,430	21,483
Lead Pounds Produced (000's)	7,960	6,406	16,964	15,485
Zinc Pounds Produced (000's)	21,133	13,741	45,256	35,387
Gold Ounces Produced	2,812	2,762	5,448	6,419
Copper Equivalent Pounds Produced (000's)[1]	24,786	22,743	50,157	54,016
Zinc Equivalent Pounds Produced (000's)[1]	81,114	61,353	160,750	146,032
Silver Equivalent Ounces Produced (000's)[1]	4,043	3,297	7,778	8,028

Cash Cost per Tonne Processed	$46.54	$34.26	$47.04	$41.62
Cost of sales per AgEqOz	$9.91	$6.93	$10.66	$8.11
Cash Cost per AgEqOz[2]	$9.17	$6.87	$10.06	$7.79
AISC per AgEqOz[2]	$18.48	$12.29	$19.04	$13.71
Cost of sales per CuEqLb[2]	$1.62	$1.00	$1.65	$1.21
Cash Cost per CuEqLb[2]	$1.49	$1.00	$1.56	$1.16
AISC per CuEqLb[2]	$3.01	$1.78	$2.95	$2.04
Cost of sales per ZnEqLb[2]	$0.50	$0.37	$0.52	$0.45
Cash Cost per ZnEqLb[2]	$0.46	$0.37	$0.49	$0.43
AISC per ZnEqLb[2]	$0.92	$0.66	$0.92	$0.75

Cash Cost per ZnEqLb (Yauricocha)[2]	$0.43	$0.34	$0.45	$0.39
AISC per ZnEqLb (Yauricocha)[2]	$0.79	$0.67	$0.82	$0.76
Cash Cost per CuEqLb (Yauricocha)[2]	$1.41	$0.91	$1.45	$1.06
AISC per CuEqLb (Yauricocha)[2]	$2.57	$1.80	$2.62	$2.05
Cash Cost per CuEqLb (Bolivar)[2]	$1.17	$1.02	$1.38	$1.09
AISC per CuEqLb (Bolivar)[2]	$3.27	$1.60	$3.09	$1.73
Cash Cost per AgEqOz (Cusi)[2]	$21.67	$18.66	$20.15	$21.53
AISC per AgEqOz (Cusi)[2]	$35.73	$26.25	$32.92	$28.96
Financial
Revenues	$79,449	$41,901	$149,073	$97,459
Adjusted EBITDA[2]	$37,689	$12,595	$62,958	$28,669
Operating cash flows before movements in working capital	$35,848	$13,184	$61,474	$28,894
Adjusted net income (loss) attributable to shareholders[2]	$12,681	$1,344	$17,064	$2,554
Net income (loss) attributable to shareholders	$9,084	$154	$12,168	$(1,715)
Cash and cash equivalents	$76,102	$40,743	$76,102	$40,743
Working capital	$62,291	$49,351	$62,291	$49,351

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au.

(2) This is a non-IFRS performance measure, see Non-IFRS Performance Measures section of the MD&A.

Q2 2021 Production Highlights

•	Copper production of 9.5 million pounds; a 2% decrease from Q2 2020

•	Silver production of 1.0 million ounces; a 67% increase from Q2 2020

•	Gold production of 2,812 ounces; a 2% increase from Q2 2020

•	Zinc production of 21.1 million pounds; a 54% increase from Q2 2020

•	Lead production of 8.0 million pounds; a 24% increase from Q2 2020

•	Record throughput of 3,759 tonnes per day (“tpd”) at Yauricocha during the quarter

•	Copper equivalent production of 24.8 million pounds; a 9% increase from Q2 2020

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Q2 2021 Operational Highlights

The Company achieved 62% and 25% increase in throughput as compared to Q2 2020, at its Yauricocha and Bolivar mines respectively. The Yauricocha mine achieved 328,909 tonnes during the quarter at an average rate of 3,759 tpd. Earlier during the quarter, the Company announced receipt of permit to increase its capacity to 3,600 tpd plus an allowance for up to an additional 5%.

Consolidated copper production decreased to 9.5 million pounds, silver increased 67% to 1.0 million ounces, zinc increased 54% to 21.1 million pounds, lead increased 24% to 8.0 million pounds, and gold increased 2% to 2,812 ounces compared to Q2 2020.

Operating at a record 3,759 tonnes per day during the quarter, the Yauricocha mine achieved 62% higher throughput as compared to Q2 2020. Higher throughput for the quarter was partially offset by the impact of lower head grades, resulting in higher equivalent production of copper (7%) and zinc (29%).

At Bolivar, lower grades for all metals resulted in an 8% decrease in copper equivalent pounds produced during Q2 2021 as compared to Q2 2020, despite a 25% increase in throughput.

The Cusi mine operated at 838 tpd and produced 0.3 million ounces of silver during Q2 2021.

Q2 2021 Consolidated Financial Highlights

Revenue from metals payable of $79.4 million in Q2 2021 or an increase by 90% over the revenue of $41.9 million in Q2 2020. Higher revenue in Q2 2021 resulted from the increase in realized prices for all metals as compared to Q2 2020. Realized prices during the quarter for copper, silver, zinc, lead and gold increased by 82%, 62%, 50%, 28% and 6% respectively;

Yauricocha’s cost of sales per copper equivalent payable pound was $1.53 (Q2 2020 - $0.94), cash cost per copper equivalent payable pound was $1.41 (Q2 2020 - $0.91), and AISC per copper equivalent payable pound of $2.57 (Q2 2020 - $1.80);

Bolivar’s cost of sales per copper equivalent payable pound was $1.33 (Q2 2020 - $1.01), cash cost per copper equivalent payable pound was $1.17 (Q2 2020 - $1.02), and AISC per copper equivalent payable pound was $3.27 (Q2 2020 - $1.60) for Q2 2021;

Cusi’s cost of sales per silver equivalent payable ounce was $20.68 (Q2 2020 - $16.33), cash cost per silver equivalent payable ounce was $21.67 (Q2 2020 - $18.66), and AISC per silver equivalent payable ounce was $35.73 (Q2 2020 - $26.25) for Q2 2020;

Adjusted EBITDA(1) increased 173% to $37.7 million for Q2 2021 from $12.6 million in the same quarter of 2020;

Net income attributable to shareholders for Q2 2021 was $9.1 million (Q2 2020: $0.2 million) or $0.06 per share (basic and diluted) (Q2 2020: $0.00);

Adjusted net income attributable to shareholders(1) of $12.7 million, or $0.08 per share, for Q2 2021 compared to the adjusted net income of $1.3 million, or $0.01 per share for Q2 2020;

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $2.5 million for Q2 2021 (Q2 2020: $1.6 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine;

Cash flow generated from operations before movements in working capital of $35.8 million for Q2 2021 increased compared to $13.2 million in Q2 2020. The increase resulted from higher revenue during the quarter resulting from higher realized metal prices; and

Cash and cash equivalents of $76.1 million and working capital of $62.3 million as at June 30, 2021 compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents increased as $46.6 million of cash generated from operating activities was partially used to finance capital expenditure of $34.1 million, repayment of debt installment of $6.2 million and interest payment of $1.7 million.

Project Development

•	Mine development at Bolivar during Q2 2021 totaled 3,315 meters, which included 265 meters of development to prepare stopes for mine production. Of the remainder, 2,539 meters related to the development of the ramps and 511 meters were related to the integration tunnel connecting Bolivar West and the Piedras Verdes plant; and

•	Mine development at Cusi during Q2 2021 totaled 1,955 meters. These developments are part of the revised mine plan targeting 1,200 tpd.

Exploration Highlights

Peru:

•	During the second quarter, 1,033 meters of surface exploration drilling was completed in the Triada copper porphyry target, reaching a total of 1,479 meters for the year. Additionally, 697 meters of drilling was completed in the Kilkasca zones, for a total of 921 meters for the year 2021;

•	Underground exploration drilling continued during Q2 2021 with the aim to replace and increase mineral resources that were depleted during 2020 and first half of 2021. Approximately 4,976 meters of drilling was completed in Esperanza North, Central Mine, Cachi-cachi and the high-grade cuerpos chicos.

Mexico:

Bolivar

•	At Bolivar during Q2 2021, 11,377 meters were drilled in the Bolivar West, Bolivar North-West, La Montura and the Cieneguita zones encountering skarn intersections with mineralization. Additionally, infill drilling of 2,490 meters was completed in the Bolivar West zone and 2,852 meters in El Gallo Inferior;

Cusi

•	During Q2 2021, the Company completed 6,518 meters of infill drilling to support the development of the Santa Rosa de Lima vein and NE Trend. In addition, 2,020 meters of surface drilling was completed to support the “San Nicolas Vein” exploration and the “Gallo vein”.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

4.	covid-19, outlook and guidance

The COVID-19 pandemic has impacted the Company’s operations, and this is reflected in delays in mine development and preparation of areas for mining and consequent lower head grades. Lower volume of sales is a result of a decrease in concentrate production attributable to lower grades. Costs are also negatively impacted mainly due to indirect fixed costs which have to be incurred, despite lower production. The Company continues to take proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. These measures, including COVID testing and quarantining employees and contractors, resulted in additional $4.2 million spent in Peru and $1.7 million spent in Mexico during the first half of 2021.

Metal Prices

During 2020, the metal prices started experiencing declines in the second half of March due to weaker demand outlooks resulting from the economic uncertainty at that time. However, with the reopening of the economies later in 2020, industrial demand picked up pushing these prices higher. The upward trend continued during the first half of 2021, also based on optimism regarding the production and distribution of the COVID-19 vaccine.

LME Average Prices	Quarter ended June 30,		Six months ended June 30
(In US dollars)	2021	2020	2021	2020
Silver (oz)	$26.69	$16.33	$26.49	$16.63
Copper (lb)	$4.40	$2.42	$4.12	$2.49
Lead (lb)	$0.96	$0.76	$0.94	$0.80
Zinc (lb)	$1.32	$0.89	$1.28	$0.93
Gold (oz)	$1,815	$1,710	$1,808	$1,647

Copper prices dipped below $2 per pound in March 2020 but have since reversed course. During Q2 2021, copper prices have not dropped below $3.60 per pound, a level not seen since February 2013. Zinc and lead prices rallied too in 2021, but not as much as other metals. Supply disruptions, particularly due to power shortages in China, have provided some impetus to zinc prices.

Silver prices rallied during the second half of 2020 and early 2021, and have averaged just over $26 per ounce throughout the year. Gold prices, despite being unable to maintain the momentum from 2020, have averaged around $1,800 per ounce throughout 2021. A robust US growth outlook has maintained a cap on the precious metal prices. Some analysts however are still of the opinion that demand for precious metals will remain high in 2021, due to rising global debt and pressure on the governments to devalue currencies.

In view of the consistent upward trend of the metal prices, analysts’ views are divided on the outlook of these prices for 2021 and long-term. The Company is maintaining a conservative outlook on metal prices. While no significant declines are foreseen from current price levels, the Company notes that the upside from current levels may be limited considering a strong rally already seen in 2020.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Currency Exchange Rates

The results of Sierra’s operations are affected by US dollar exchange rates. Sierra’s largest exposures are to the US dollar/Peruvian Nuevo Sol exchange rate and the US dollar/Mexican Peso exchange rate which impacts operating and administration costs in Peru and Mexico incurred in Nuevo Soles and Pesos while revenues are earned in US dollars. As at June 30, 2021 the US dollar/Peruvian Nuevo Sol exchange rate was 3.87 (December 31, 2020: 3.62) and the US dollar/Mexican Peso exchange rate was 19.82 (December 31, 2020: 19.94). The Company also has a minor exposure to the Canadian dollar through corporate administrative costs.

Guidance

The production and financial results of the Company in the first half of 2021 were impacted by COVID-19 and operational challenges. Some of the COVID-19 issues are still ongoing or are a residual effect from previous quarters on current operations. Direct impact issues have included lower workforce availability and additional costs related to management and prevention of COVID-19. Residual effect includes delays on Mine development, which has forced production to come from lower grade, higher tonnage areas in order to reach throughput targets.

Operational challenges include permitting delays in Yauricocha, higher treatment charges due to price participation escalators from off takers, larger than normal high temperature water flows in planned mining area at Cusi, among others. Unit costs have been negatively impacted by indirect fixed costs, which must be incurred, despite lower production.

Management believes that these issues are temporary and will not affect the Company’s results in the medium to longer term time frame. Appropriate actions are being taken to return to full operational efficiency, while continuing to manage the outstanding risks related to COVID-19.

The Company has reviewed the impact of these setbacks and has lowered its production, cost, and EBITDA guidance for 2021, as per the charts below. Copper equivalent production is now expected to fall between 110 to 115 million pounds, as summarized in the table below:

	Revised 2021 guidance		Original guidance
	Low	High	Low	High
Silver (000 oz)	3,700	4,000	4,298	4,628
Copper (000 lbs)	36,500	39,000	44,090	48,380
Lead (000 lbs)	30,500	33,000	31,871	34,322
Zinc (000 lbs)	76,500	84,000	101,409	109,240
Gold (oz)	10,500	11,000	10,691	11,720

Copper equivalent pounds (000's) (1)	110,000	115,000	129,988	141,018
Silver equivalent ounces (000's) (1)	13,500	14,500	16,126	17,494

(1) 2021 metal equivalent guidance was calculated using the following prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb and $1,936/oz Au.

The table below summarizes the equivalent production, cash costs and AISC ranges for each of the sites:

		Equivalent	Cash costs range	AISC(2) range
Mine		Production Range (1)	per CuEqLb or AgEqOz	per CuEqLb or AgEqOz
Revised 2021 guidance
Yauricocha	Copper Eq Lbs ('000)	67,000 - 69,000	$1.20 - $1.25	$2.50 - $2.60
Bolivar	Copper Eq Lbs ('000)	31,000 - 33,000	$1.32 - $1.40	$2.60 - 2.74
Cusi	Silver Eq Oz ('000)	1,270 - 1,400	$16.40 - $17.90	$26.00 - $28.00

Original guidance
Yauricocha	Copper Eq Lbs ('000)	79,300 - 85,600	$0.96 - $1.03	$1.89 - $1.98
Bolivar	Copper Eq Lbs ('000)	37,500 - 41,500	$1.00 - $1.07	$1.92 - $2.05
Cusi	Silver Eq Oz ('000)	1,650 - 1,725	$13.37 - $14.08	$21.43 - $22.46

(1) 2021 metal equivalent guidance was calculated using the following prices: $25.15/oz Ag, $3.12/lb Cu, $1.09/lb Zn, $0.90/lb Pb and $1,936/oz Au.

(2) AISC includes treatment and refining charges, selling costs, G&A costs and sustaining capital expenditure

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Based on the new production and cost guidance ranges, the Management has revised the EBITDA guidance, which is now expected to range between $130 million and $140 million, as per the table below:

	Revised 2021 Guidance		Original guidance
	EBITDA Range ($'000) (1) (2)		EBITDA Range ($'000) (1)
Mine	Low	High	Low	High
Yauricocha	87,000	91,000	93,400	100,200
Bolivar	44,000	48,000	47,200	54,500
Cusi	4,000	6,000	19,100	20,000
Corporate	(5,000)	(5,000)	(4,700)	(4,700)
Total	130,000	140,000	155,000	170,000

(1) Calculated using the following analyst consensus prices: $26.24/oz Ag, $4.13/lb Cu, $1.26/lb Zn, $0.94/lb Pb and $1,812/oz Au.

(2) Using the spot prices $25.53/oz, $4.35/lb, $1.35/lb Zn, $1.11/lb lead and $1,811/oz Au for the second half of the year, the annual EBITDA is expected to range between $134 million to $144 million

Capital expenditure guidance

In April 2021, the Company announced its plan to invest in the construction of an iron-ore processing plant at its Bolivar mine to produce magnetite concentrate. With the inclusion of this project, the Management is now revising its capital expenditure guidance for the year from $78 million to $100 million. This additional growth capital is expected to return immediate benefits in form of additional revenues and reduce tailings deposition and related costs.

	Amounts in $M
Revised 2021 Capital Expenditure guidance	Sustaining	Growth	Total
Yauricocha	26	20	46
Bolivar	12	30	42
Cusi	6	5	11
Greenfield Exploration	-	1	1
Total Capital Expenditure	44	56	100

Management will continue to monitor the COVID-19 situation and its impact on the production and metal prices and will provide any further updates as required.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

5.	RESULTS OF OPERATIONS

Selected Production Results on a Mine-by-Mine Basis for the Past Eight Quarters

	2021		2020				2019
Production Highlights	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Ore Processed/tonnes milled
Yauricocha	328,909	326,211	311,946	318,155	202,534	285,225	321,701	307,239
Bolivar	385,331	371,608	383,607	410,468	308,951	377,562	348,434	331,818
Cusi	73,294	76,602	82,683	69,835	-	77,911	61,365	70,404
Consolidated	787,534	774,421	778,236	798,458	511,485	740,698	731,500	709,461
Cash cost per tonne processed
Yauricocha	$61.35	$60.43	$62.44	$50.09	$44.27	$70.20	$75.58	$67.86
Bolivar	$27.87	$31.38	$26.66	$21.50	$23.38	$25.82	$28.67	$29.37
Cusi	$78.25	$71.07	$58.81	$57.31	$-	$62.11	$83.64	$66.06
Consolidated	$46.54	$47.54	$44.42	$36.02	$34.26	$46.73	$53.91	$49.68
Silver ounces produced (000's)
Yauricocha	483	451	430	520	358	495	496	532
Bolivar	202	197	149	199	214	210	185	173
Cusi	269	313	343	304	-	243	190	271
Consolidated	954	961	922	1,023	572	948	871	976
Copper pounds produced (000's)
Yauricocha	3,697	2,682	4,759	5,419	4,164	5,384	5,648	6,012
Bolivar	5,838	5,213	5,867	6,734	5,544	6,391	5,660	5,115
Consolidated	9,535	7,895	10,626	12,153	9,708	11,775	11,308	11,127
Lead pounds produced (000's)
Yauricocha	7,831	8,706	7,040	9,550	6,406	8,608	9,691	10,340
Cusi	129	298	590	305	-	471	233	168
Consolidated	7,960	9,004	7,630	9,855	6,406	9,079	9,924	10,508
Zinc pounds produced (000's)
Yauricocha	21,133	24,123	21,612	24,869	13,741	21,646	25,590	22,480
Consolidated	21,133	24,123	21,612	24,869	13,741	21,646	25,590	22,480
Gold ounces produced
Yauricocha	1,043	890	1,112	1,076	850	1,254	1,322	1,282
Bolivar	1,627	1,591	2,017	2,740	1,912	2,191	2,216	2,073
Cusi	142	155	234	173	-	212	77	135
Consolidated	2,812	2,636	3,363	3,989	2,762	3,657	3,615	3,490

	Quarter Ended			Six Months Ended
	June 30, 2021	June 30, 2020	% Var	June 30, 2021	June 30, 2020	% Var
Consolidated Production
Tonnes processed	787,534	511,485	54%	1,561,955	1,252,183	25%
Daily throughput	9,000	5,846	54%	8,925	7,155	25%

Silver ounces (000's)	954	572	67%	1,915	1,520	26%
Copper pounds (000's)	9,535	9,708	-2%	17,430	21,483	-19%
Lead pounds (000's)	7,960	6,406	24%	16,964	15,485	10%
Zinc pounds (000's)	21,133	13,741	54%	45,256	35,387	28%
Gold ounces	2,812	2,762	2%	5,448	6,419	-15%
Silver equivalent ounces (000's) (1)	4,043	3,297	23%	7,778	8,028	-3%
Copper equivalent pounds (000's) (1)	24,786	22,743	9%	50,157	54,016	-7%
Zinc equivalent pounds (000's) (1)	81,114	61,353	32%	160,750	146,032	10%
Metals payable in concentrates
Silver ounces (000's)	854	588	45%	1,632	1,375	19%
Copper pounds (000's)	8,569	9,033	-5%	15,610	19,727	-21%
Lead pounds (000's)	7,849	6,653	18%	16,424	14,709	12%
Zinc pounds (000's)	17,928	12,118	48%	38,602	30,907	25%
Gold ounces	2,306	2,625	-12%	4,573	6,226	-27%
Silver equivalent ounces (000's) (1)	3,588	3,125	15%	6,814	7,320	-7%
Copper equivalent pounds (000's) (1)	22,005	21,558	2%	43,918	49,252	-11%
Zinc equivalent pounds (000's) (1)	71,763	58,154	23%	140,604	133,154	6%

((1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The Peruvian Operation - Yauricocha Mine, Yauyos, Peru

Sierra’s main asset, Yauricocha, is an underground mine located in western central Peru in the Yauyos province, approximately 12 km west of the Continental Divide. The Yauricocha property covers 18,778 hectares that straddle a 20 km strike length of the prolific Yauricocha fault, a major ore controlling structure in this part of western central Peru. The mine is at an average altitude of 4,600 meters and has been producing for more than 68 years. Ore is processed at the on-site Chumpe plant using a combination of crushing, grinding and flotation. On June 16, 2021, the Company announced receipt of the permit to process at the rate of 3,600 tpd. The ore is treated in two separate circuits and is extracted from three different types of deposits which include the following:

-	A polymetallic deposit, containing silver, lead, zinc, copper, and gold
-	A lead oxide deposit, containing lead, silver and gold
-	A copper oxide deposit, containing copper, silver, lead and gold

Yauricocha Production

A summary of contained metal production from the Yauricocha Mine for the three and six months ended June 30, 2021 has been provided below:

	Three Months Ended June 30			Six Months Ended June 30
Yauricocha Production	2021	2020	% Var.	2021	2020	% Var.
Tonnes processed	328,909	202,534	62%	655,120	487,759	34%
Daily throughput	3,759	2,315	62%	3,744	2,787	34%

Silver grade (g/t)	56.94	66.37	-14%	55.65	66.07	-16%
Copper grade	0.70%	1.21%	-42%	0.63%	1.17%	-46%
Lead grade	1.20%	1.63%	-26%	1.27%	1.59%	-20%
Zinc grade	3.27%	3.48%	-6%	3.49%	3.74%	-7%
Gold Grade (g/t)	0.45	0.62	-27%	0.44	0.66	-33%

Silver recovery	80.14%	82.82%	-3%	79.70%	82.82%	-4%
Copper recovery	72.67%	77.19%	-6%	69.84%	77.19%	-10%
Lead recovery	90.14%	88.08%	2%	90.15%	88.08%	2%
Zinc recovery	89.23%	88.32%	1%	89.82%	88.32%	2%
Gold Recovery	21.99%	21.18%	4%	20.91%	21.18%	-1%

Silver production (000 oz)	483	358	35%	934	853	9%
Copper production (000 lb)	3,697	4,164	-11%	6,379	9,548	-33%
Lead production (000 lb)	7,831	6,406	22%	16,537	15,014	10%
Zinc production (000 lb)	21,133	13,741	54%	45,256	35,387	28%
Gold Production (oz)	1,043	850	23%	1,933	2,104	-8%

Copper equivalent pounds (000's)(1)	15,308	14,354	7%	31,142	34,549	-10%
Zinc equivalent pounds (000's)(1)	49,923	38,723	29%	99,701	93,404	7%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au.

The Yauricocha Mine demonstrated its operational flexibility by processing a record 328,909 tonnes during Q2 2021, which is a 62% increase from Q2 2020. On June 16, 2021, the Company announced receipt of a permit from the Peruvian Ministry of Energy and Mines, which allows for the construction and operation at a capacity of 3,600 tpd.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The higher throughput was partially offset by lower head grades for all metals, resulting in a 7% higher copper equivalent production as compared to Q2 2020. In terms of zinc equivalents, this was a 29% increase over the same quarter of 2020. Copper production for the quarter was 11% lower, while silver, lead, zinc and gold production increased by 35%, 22%, 54% and 23% respectively as compared to Q2 2020. Due to COVID-19 operating restrictions the focus has been on larger but low- grade ore bodies to meet tonnages with a reduced work force. Mining of certain high-grade but smaller ore bodies has been delayed while the Company continues to manage operations during the pandemic.

The Mexican Operations

Bolivar Mine, Chihuahua State

The Bolivar Mine is a contiguous portion of the 15,217-hectare Bolívar Property land package within the municipality of Urique, in the Piedras Verdes mining district of Chihuahua State, Mexico. During 2012, the Company achieved its first full year of commercial production at the Piedras Verdes plant, which is located 6 kilometres from the Bolivar Mine that had an initial capacity of 1,000 tpd. After successive expansions, current target throughput is approximately 5,000 tpd by the end of 2021.

In April 2021, the Company announced its plans to invest in construction of a magnetite processing plant at Bolivar. The plant is expected to produce approximately 500,000 tonnes of 62% iron ore fines per year. Construction of the plant is expected to be complete in the fourth quarter of 2021. The Company anticipates increase sales revenue, reduced future closure costs and reduced tailings deposition as a result of completion of this project.

Bolivar Production

A summary of contained metal production from the Bolivar Mine for the three and six months ended June 30, 2021 has been provided below:

	Three Months Ended June 30			Six Months Ended June 30
Bolivar Production	2021	2020	% Var.	2021	2020	% Var.
Tonnes processed (t)	385,331	308,951	25%	756,939	686,513	10%
Daily throughput	4,404	3,531	25%	4,325	3,923	10%

Copper grade	0.86%	0.93%	-8%	0.82%	0.91%	-10%
Silver grade (g/t)	19.06	26.00	-27%	19.31	23.30	-17%
Gold grade (g/t)	0.21	0.30	-30%	0.20	0.29	-31%

Copper recovery	79.89%	87.09%	-8%	82.25%	86.45%	-5%
Silver recovery	85.74%	82.80%	4%	85.13%	82.41%	3%
Gold recovery	63.19%	63.79%	-1%	66.95%	63.84%	5%

Copper production (000 lb)	5,838	5,544	5%	11,051	11,935	-7%
Silver production (000 oz)	202	214	-6%	399	424	-6%
Gold production (oz)	1,627	1,912	-15%	3,218	4,103	-22%

Copper equivalent pounds (000's)(1)	7,754	8,389	-8%	15,024	17,541	-14%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The Bolivar Mine processed 385,331 tonnes in Q2 2021, which is 25% increase from the Q2 2020 throughput. The average daily throughput realized during the quarter was 4,404 tpd. Head grades for copper, silver, and gold were 8%, 27%, and 30% lower, respectively, as compared to Q2 2020. Grades were negatively impacted by the inability to continue mining in the Bolivar West zone due to the COVID-19 residual delays in development and infrastructure. Production continues to be focused more on the Mina de Fierro zone in Q2 2021. Mina de Fierro is a larger ore body with greater tonnages; however, the head grades and recoveries are lower than the Bolivar West zone. Copper equivalent production for Q2 2021 decreased 8% as compared to Q2 2020, because of lower silver (6%) and gold (15%) production offset by 5% higher copper production.

The objective for 2021 is to complete development of 8,000 metres in the Mina de Fierro and Bolivar West zones to maintain budgeted production levels and reach the targeted 5,000 tons per day.

The Cusi Mine, Chihuahua

The Company’s Cusi Mine encompasses 73 concessions covering 11,977 hectares that include 12 historical mines, each located on a mineralized structure, which lie within 40 kilometers of the Malpaso Plant located in Chihuahua State, Mexico. On January 1, 2013 the Company announced that the Cusi Mine achieved commercial production.

Cusi Production

The Cusi Mine throughput for Q2 2021 was 73,294 tonnes or 838 tpd. There was no production during the same quarter of 2020, as Cusi remained in care and maintenance throughout that quarter, due to the government-mandated shutdown to contain the advancement of COVID-19. Silver head grade for Q2 2021 was 138.94 g/t resulting in silver production of 269,000 ounces. Mined tonnage and grade were impacted by the problems related to underground water and high temperatures deemed unsafe to work in the planned mining zones. Additionally, gold production was 142 ounces and lead production was 129,000 pounds respectively during the quarter.

A summary of contained metal production from the Cusi Mine for the three and six months ended June 30, 2021 has been provided below:

	Three Months Ended June 30			Six Months Ended June 30
Cusi Production	2021	2020	% Var.	2021	2020	% Var.
Tonnes processed (t)	73,294	-	N.A.	149,896	77,911	92%
Daily throughput	838	-	N.A.	857	890	-4%

Silver grade (g/t)	138.94	-	N.A.	148.28	120.88	23%
Gold grade (g/t)	0.16	-	N.A.	0.16	0.18	-11%
Lead grade	0.10%	-	N.A.	0.16%	0.33%	-52%

Silver recovery (flotation)	81.96%	-	N.A.	81.39%	80.21%	1%
Gold recovery (lixiviation)	37.41%	-	N.A.	38.51%	46.53%	-17%
Lead recovery	82.95%	-	N.A.	81.90%	84.17%	-3%

Silver production (000 oz)	269	-	N.A.	582	243	140%
Gold production (oz)	142	-	N.A.	297	212	40%
Lead production (000 lb)	129	-	N.A.	427	471	-9%

Silver equivalent ounces (000's)(1)	283	-	N.A.	617	286	116%

(1) Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2021 were calculated using the following realized prices: $26.80/oz Ag, $4.37/lb Cu, $1.34/lb Zn, $0.97/lb Pb, $1,818/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for Q2 2020 were calculated using the following realized prices: $16.59/oz Ag, $2.40/lb Cu, $0.89/lb Zn, $0.76/lb Pb, $1,722/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2021 were calculated using the following realized prices: $26.62/oz Ag, $4.13/lb Cu, $1.29/lb Zn, $0.94/lb Pb, $1,798/oz Au. Silver equivalent ounces and copper and zinc equivalent pounds for 6M 2020 were calculated using the following realized prices: $16.58/oz Ag, $2.46/lb Cu, $0.91/lb Zn, $0.78/lb Pb, $1,654/oz Au.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Consolidated Mineral Resources as on December 31, 2020

The Company announced PEA results for all three mines during the year and filed the corresponding on the dates indicated below:

Yauricocha mine – December 8, 2020;

Bolivar mine – December 5, 2020; and

Cusi mine – January 5, 2021.

In accordance with NI 43-101, the Mineral Reserves previously reported for these mines are no longer valid after the issuance of the PEA Technical Reports and so have been removed from the tables below. The Mineral Reserves will be reported as part of an NI 43-101 Mineral Reserve Report. The Mineral Resources have been adjusted for the mining depletion as of the effective date of the technical reports to December 31, 2020.

Sierra Metals Consolidated Mineral Resource Estimate as of December 31, 2020

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Total Measured & Indicated	39,148	48.4	0.32	0.83	0.30	0.92	60.8	399.9	715.6	255.8	793.0
Total Inferred	37,151	35.6	0.28	0.87	0.15	0.39	42.6	333.6	711.7	125.4	317.4

Yauricocha Mine Mineral Resource Estimate as of December 31, 2020 –  (1) (2) (3) (4) (5) (6) (7) (8) (9)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	4,598	55.7	0.59	1.14	0.79	2.50	8.2	87.2	115.6	80.1	253.4
Indicated	10,714	37.8	0.50	1.21	0.50	2.00	13.0	172.3	285.8	118.1	472.4
Measured & Indicated	15,312	43.2	0.53	1.19	0.59	2.15	21.2	259.5	401.4	198.2	725.8
Inferred	11,633	27.5	0.45	1.40	0.31	0.95	10.3	167.4	357.9	79.3	242.5

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3) The consolidated Yauricocha Mineral Resource estimate is comprised of Measured, Indicated and Inferred Resources in the Mina Central, Cuerpos Pequeños, Cuye, Mascota, Esperanza and Cachi-Cachi mining areas.

(4) Polymetallic Mineral Resources are reported at Cut-Off Values (COVs) based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(5) Metal price assumptions used for polymetallic feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz), Copper (US$3.05/lb), Lead (US$0.91/lb), and Zinc (US$1.06/lb).

(6) Lead Oxide Mineral Resources are reported at COVs based on 2020 actual metallurgical recoveries and 2020 smelter contracts.

(7) Metal price assumptions used for lead oxide feed considered CIBC, August 2020 long-term consensus pricing (Gold (US$1,502/oz), Silver (US$18.24/oz) and Lead (US$0.91/lb).

(8) The mining costs are based on 2020 actual costs and are variable by mining method.

(9) The unit value COVs are variable by mining area and proposed mining method. The marginal COV ranges from US$25 to US$36.

Bolivar Mine Mineral Resource Estimate as of December 31, 2020 (1) (2)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Indicated	18,590	14.9	0.20	0.77	-	-	8.9	120.8	314.2	-	-
Inferred	20,625	14.0	0.21	0.78	-	-	9.3	138.5	353.8	-	-
Measured & Indicated	39,215	14.4	0.21	0.77	-	-	18.2	259.3	668.0	-	-

(1) Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(2) Mineral resources are reported at a value per tonne cut-off of US$24.25/t using the following metal prices and recoveries; Cu at US$3.08/t and 88% recovery; Ag at US$17.82/oz and 78.6% recovery, Au at US$1,354/oz and 62.9% recovery.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Cusi Mine Mineral Resource Estimate as of December 31, 2020 – (1) (2) (3) (4) (5) (6)

							Contained Metal
	Tonnes	Ag	Au	Cu	Pb	Zn	Ag	Au	Cu	Pb	Zn
	(K t)	(g/t)	(g/t)	(%)	(%)	(%)	(M oz)	(K oz)	(M lb)	(M lb)	(M lb)
Measured	795	216.5	0.05	-	0.26	0.30	5.5	1.4	-	4.6	5.3
Indicated	4,451	176.2	0.13	-	0.54	0.63	25.2	18.2	-	53.0	61.9
Measured & Indicated	5,246	182.0	0.12	-	0.50	0.58	30.7	19.6	-	57.6	67.2
Inferred	4,893	146.0	0.18	-	0.43	0.69	23.0	27.7	-	46.1	74.9

(1) Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Mineral resources are not ore reserves and do not have demonstrated economic viability. All ﬁgures are rounded to reﬂect the relative accuracy of the estimates.

(3) Mineral resources are reported at a single cut-off grade of 95 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, personnel costs (US$10.56/t), mine operation, transport and maintenance costs (US$24.86/t), processing operation and maintenance (US$11.86/t), and general and administrative and other costs (US$3.20/t).

(4) Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver (Ag): US$/oz 20.0, Lead (US$/lb. 0.91), Zinc (US$/lb. 1.07) and Gold (US$/oz 1,541.00). CIBC, Consensus Forecast, September 30, 2020

(5) The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource estimation for the Cusi Mine.

(6) Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 87% Ag, 57% Au, 86% Pb, 51% Zn.

6.	SUMMARIZED FINANCIAL RESULTS

Six months ended June 30, 2021 (compared to the six months ended June 30, 2020)

Net income attributable to shareholders for H1 2021 was $12.2 million (H1 2020: $(1.7) million) or $0.07 per share (basic and diluted) (H1 2020: $(0.01)). The major differences between these periods are explained below.

Revenues

Revenue from metals payable at the Yauricocha Mine in Peru was $92.8 million for H1 2021, which is an increase of 62% from the $57.1 million of revenues in H1 2020. The increase in revenues was driven mainly by higher average realized metal prices and decrease in treatment and refining charges as compared to H1 2020. Copper and gold sales quantities declined 34% and 11% as compared to H1 2020 as a result of lower grades, while quantities of silver, lead and zinc increased during the period.

Revenue from metals payable in Mexico were $56.3 million for H1 2021 compared to $40.3 million in H1 2020. This 40% increase in revenues from Mexico, despite lower quantities of metals sold, was driven by higher realized metal prices as compared to the same period of 2020.

Revenue from metals payable at the Bolivar Mine were $44.1 million for H1 2021 compared to $35.3 million in H1 2020. Metal sales were lower, consistent with the production during the six-month period of 2021. The decrease in metal sales was more than offset by the increase in metal prices between the two periods.

Revenue from metals payable at the Cusi Mine for H1 2021 were $12.2 million compared to $5.0 million in H1 2020. Metal sales were higher than the prior year period, which was impacted by three months of care and maintenance.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table shows the Company’s realized selling prices for the three and six months ended June 30, 2020, and each of the last six quarters:

Realized Metal Prices	2021			2020
(In US dollars)	Q2	Q1	H1	Q4	Q3	Q2	Q1	H1
Silver (oz)	$26.80	$26.44	$26.62	$24.30	$24.89	$16.59	$16.57	$16.58
Copper (lb)	$4.37	$3.88	$4.13	$3.32	$2.97	$2.40	$2.53	$2.46
Lead (lb)	$0.97	$0.92	$0.94	$0.89	$0.85	$0.76	$0.80	$0.78
Zinc (lb)	$1.34	$1.24	$1.29	$1.22	$1.08	$0.89	$0.93	$0.91
Gold (oz)	$1,818	$1,778	$1,798	$1,859	$1,916	$1,722	$1,585	$1,654

Yauricocha’s cost of sales per copper equivalent payable pound was $1.55 (H1 2020 - $1.10), cash cost per copper equivalent payable pound was $1.45 (H1 2020 - $1.06), and AISC per copper equivalent payable pound of $2.62 (H1 2020 - $2.05). The increase in the unit costs at Yauricocha was driven by higher cost of production and 11% decrease in copper equivalent payable pounds as compared to the six-month period of 2020. Sustaining costs for H1 2021 included a 6% decline in treatment and refining costs.

Bolivar’s cost of sales per copper equivalent payable pound was $1.48 (H1 2020 - $1.10), cash cost per copper equivalent payable pound was $1.38 (H1 2020 - $1.09), and AISC per copper equivalent payable pound was $3.09 (H1 2020 - $1.73) for H1 2021. Unit costs at Bolivar increased due to higher costs of production and 20% decline in the copper equivalent payable pounds, resulting from lower grades during the six-month period of 2021 compared to the same period of 2020.

Cusi’s cost of sales per silver equivalent payable ounce decreased 19% to $20.34 (H1 2020 - $24.44) and cash cost per silver equivalent payable ounce decreased to $20.15 from the H1 2020 costs of $21.53. Unit cash costs improved from the prior year period, which was impacted by loss of production, as the mine remained under care and maintenance due to a government mandated shutdown to control the spread of COVID-19 pandemic. AISC per silver equivalent payable ounce during H1 2021 increased 14% to $32.92 (H1 2020 - $28.96) as the 74% increase silver equivalent payable ounces could not compensate for the higher sustaining costs.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for H1 2021 of $22.0 million compared to $18.2 million for the same period in 2020.

A large component of the net income for every period is the non-cash depletion charge in Peru, which was $4.9 million for H1 2021 (H1 2020: $3.7 million). The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $11.2 million in H1 2021 compared to $10.1 million in H1 2020. The increase in 2021 resulted from higher consulting and professional fees and higher non-cash stock-based compensation during the first half of 2021 as compared to the same period of the prior year.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Adjusted EBITDA (1)

The Company recorded adjusted EBITDA of $63.0 million during H1 2021, which was 120% higher than the $28.7 million of adjusted EBITDA for H1 2020. This included $42.3 million (H1 2020: $15.6 million) of EBITDA from the Peruvian operations and $23.1 million (H1 2020: $15.0 million) from the operations in Mexico. The increase in adjusted EBITDA resulted from higher revenue during the six-month period due the combined result of higher metal prices and higher metal sales, except for copper and gold. Adjusted EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Adjusted EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, foreign exchange variations, non-recurring provisions, share-based payments expense, and income taxes. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

Income taxes

The Company recorded current tax expense of $20.7 million for H1 2021 compared to $4.1 million in H1 2020. The increase was the result of the higher taxable income generated in Peru & Mexico during H1 2021 compared to H1 2020.

During H1 2021, the Company recorded a deferred tax recovery of $0.3 million compared to a $2.4 million deferred tax expense in H1 2020. The deferred tax recovery is mainly associated with the quarterly non-cash depletion charge for acquisition of Corona, partially offset by the impact of the strengthening of the US dollar.

Adjusted net income attributable to shareholders (1)

Adjusted net income attributable to shareholders (1) of $17.1 million, or $0.01 per share, for H1 2021 as compared to $2.5 million, or $0.02 per share for H1 2020. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income

Total comprehensive income (“TCI”) for H1 2021 was $14.8 million compared to total comprehensive loss (“TCL”) of $1.7 million in H1 2020. TCI includes a foreign currency loss of $0.1 million for H1 2021 (H1 2020: loss of $0.2 million).

(1) This is a non-IFRS performance measure, see non-IFRS Performance Measures section of this MD&A.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The following tables display selected six-month financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2021	$	$	$	$	$
Revenue (1)	92,755	44,083	12,235	-	149,073

Production cost of sales	(42,598)	(19,433)	(10,635)	-	(72,666)
Depletion of mineral property	(4,898)	(2,616)	(794)	-	(8,308)
Depreciation and amortization of property, plant and equipment	(8,234)	(3,613)	(1,818)	-	(13,665)
Cost of sales	(55,730)	(25,662)	(13,247)	-	(94,639)

Gross profit (loss) from mining operations	37,025	18,421	(1,012)	-	54,434

Net income (loss) from operations	13,223	7,597	(2,788)	(3,193)	14,839

Adjusted EBITDA	42,310	21,895	1,207	(2,454)	62,958

(1) Includes provisional pricing adjustments of: $(1,129) for Yauricocha, $(983) for Bolivar, and $(291) for Cusi.

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Six months ended June 30, 2020	$	$	$	$	$
Revenue (1)	57,123	35,346	4,990	-	97,459
	-	-	-	-
Production cost of sales	(34,156)	(17,702)	(7,533)	-	(59,391)
Depletion of mineral property	(3,745)	(1,676)	(708)	-	(6,129)
Depreciation and amortization of property, plant and equipment	(5,438)	(4,756)	(1,832)	-	(12,026)
Cost of sales	(43,339)	(24,134)	(10,073)	-	(77,546)

Gross profit (loss) from mining operations	13,784	11,212	(5,083)	-	19,913

Net income (loss) from operations	(1,593)	8,083	(5,559)	(2,378)	(1,447)

Adjusted EBITDA	15,621	16,644	(1,633)	(1,963)	28,669

(1) Includes provisional pricing adjustments of: $(749) for Yauricocha, $861 for Bolivar, and $80 for Cusi.

Cash Flows

Cash flow generated from operations before movements in working capital of $61.4 million for H1 2021 increased compared to $28.9 million in H1 2020. The increase in operating cash flow is mainly the higher revenues attributable to higher realized metal prices during H1 2021 versus H1 2020, as indicated earlier.

Net cash flow of $(34.1) million (H1 2020: $(14.5) million) used in investing activities during H1 2021 consists of development costs, equipment purchases, plant improvement expenditures required to meet throughput increases, expenditures on shafts and ventilation.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

A breakdown of the Company’s capital expenditures of $34.1 million during the six months ended June 30, 2021 is presented below:

H1 2021 Capital Expenditures by Mine
($000)	Yauricocha	Bolivar	Cusi	Total
Expenditure
Exploration	$764	$1,283	$549	$2,596
Development	$1,614	$6,465	$2,354	$10,433
Equipment	$1,412	$2,614	$1,085	$5,111
Mascota Shaft / Central Shaft	$555	$-	$-	$555
Concentrator Plant	$106	$965	$161	$1,232
Ventilation	$1,706	$-	$-	$1,706
Tailings dam	$2,134	$1,601	$1,146	$4,881
Other	$624	$388	$54	$1,066
Expansion studies	$298	$582	$629	$1,509
Development to increase production	$1,488	$-	$-	$1,488
Yauricocha Shaft	$1,393	$-	$-	$1,393
Mine Camp	$2,081	$-	$-	$2,081
	$14,175	$13,898	$5,978	$34,051

Repayment of the secured corporate credit facility from Banco de Credito del Peru (“BCP”) commenced in June 2021. Net cash flow of $(7.9) million (H1 2020: $2.3 million) used in financing activities for H1 2021 included $6.2 million of these principal repayments and $1.7 million of interest on the credit facility.

7.	QUARTERLY FINANCIAL REVIEW

The following table displays selected results from the eight most recent quarters:

(In thousands of United States dollars, except per share amounts)	2021	2021	2020				2019
	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30
Revenues	79,449	69,624	76,218	73,211	41,901	55,558	64,634	64,551
Adjusted EBITDA	37,689	25,269	31,127	37,186	12,595	16,074	19,104	21,554
Adjusted net income attributable to shareholders	12,681	4,383	8,638	18,377	1,344	1,210	7,228	4,115
Net income (loss) attributable to shareholders	9,084	3,084	7,603	17,531	154	(1,869)	4,534	1,779

Basic and diluted earnings (loss) per share ($)	0.06	0.02	0.04	0.11	-	(0.01)	0.03	0.01

Three months ended June 30, 2021 (compared to the three months ended June 30, 2020)

Net income (loss) attributable to shareholders for Q2 2021 was $9.1 million, or $0.06 per share (basic and diluted), compared to net income of $0.2 million, or $0.00 per share (basic and diluted) for the same period in 2020. The major differences between these periods are explained below.

Revenues

Revenues from metals payable from the Yauricocha Mine in Peru increased 117% to $50.8 million from the $23.4 million in Q2 2020. The increase in revenues for Q2 2021 compared to the same period in 2020 was due to higher quantities of all metals sold except for copper (which was impacted by lower grades) and higher realized metal prices. Metal sales increased for silver, lead, zinc and gold by 37%, 17%, 48% and 34% respectively, while copper sales quantity declined by 10% as compared to Q2 2020. Average realized prices were higher during Q2 2021 for silver (62%), copper (82%), lead (28%), zinc (50%) and gold (6%) as compared to the same quarter of 2020.

Revenues generated at the Bolivar Mine for Q2 2021 of $22.6 million, increased as compared to $16.8 million for the same period in 2020, as an 82% increase in realized copper prices more than compensated for the decrease in metal sales resulting from lower grades.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Revenues generated at the Cusi Mine for Q2 2021 of $6.1 million increased from the $1.7 million of revenue in Q2 2020, when there was no production at Cusi due to the afore-mentioned care and maintenance phase.

Yauricocha’s cost of sales per copper equivalent payable pound was $1.53 (Q2 2020 - $0.94), cash cost per copper equivalent payable pound was $1.41 (Q2 2020 - $0.91), and AISC per copper equivalent payable pound of $2.57 (Q2 2020 - $1.80). Unit costs increased during Q2 2021 as the 5% increase in copper equivalent payable pounds could not compensate for the higher costs of production during Q2 2021. It may be noted here that costs for Q2 2020 were also suppressed due lack of underground development activities resulting from the COVID-19 related lack of manpower at site. AISC per copper equivalent payable pounds for Q2 2021 was also driven higher by sharp increase in sustaining capital expenditure during the quarter compared to Q2 2020, when the Company had to curtail or defer its capital projects for cash preservation. Bolivar’s cost of sales per copper equivalent payable pound was $1.33 (Q2 2020 - $1.01), cash cost per copper equivalent payable pound was $1.17 (Q2 2020 - $1.02), and AISC per copper equivalent payable pound was $3.27 (Q2 2020 - $1.60) for Q2 2021. Costs increased as the mine ramped up development activities. Unit costs were also impacted by the 15% decrease in the copper equivalent payable pounds during Q2 2021 as compared to Q2 2020. AISC per copper equivalent payable pound was also negatively impacted by the increase in treatment and refining costs and higher sustaining capital during the quarter.

Cusi’s cost of sales per silver equivalent payable ounce was $21.90 (Q2 2020 - $16.33), cash cost per silver equivalent payable ounce was $21.67 (Q2 2020 - $18.66), and AISC per silver equivalent payable ounce was $35.73 (Q2 2020 - $26.25) for Q2 2021.

Non-cash depletion, depreciation and amortization

The Company recorded total non-cash depletion, depreciation and amortization expense for Q2 2021 of $10.7 million compared to $8.6 million for the same period in 2020.

A large component of the non-cash depletion, depreciation and amortization expense is the depletion charge on the acquisition of Corona of $2.5 million for Q2 2021 compared to $1.6 million for the same period in 2020. The non-cash depletion charge is based on the aggregate fair value of the Yauricocha mineral property at the date of acquisition of Corona of $371.0 million amortized over the total proven and probable reserves of the mine.

General and Administrative Expenses

The Company incurred general and administrative expenses of $5.2 million for Q2 2021 compared to $4.6 million for Q2 2020. The increase in general and administrative expenses in Q2 2021 was mainly related to higher non-cash stock-based compensation expense.

Adjusted EBITDA

Adjusted EBITDA(1) of $37.7 million for Q2 2021 as compared to $12.6 million in Q2 2020, driven by a 90% increase in revenue resulting mainly from higher metal prices.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Income taxes

The Company recorded current tax expense of $11.9 million for Q2 2021 compared to $2.1 million in Q2 2020 due to the higher taxable income generated in Peru and Mexico during Q2 2021 compared to Q2 2020.

During Q2 2021, the Company recorded a deferred tax recovery of $0.4 million compared to a deferred tax expense of $0.2 million in Q2 2020. The main driver for the Company’s consolidated deferred tax recovery is the non-cash recovery associated with the acquisition of Corona which has decreased year over year in line with the non-cash depletion charge mentioned previously.

Adjusted net income attributable to shareholders

The Company recorded an adjusted net income of $12.7 million for Q2 2021 compared to $1.3 million for Q2 2020. Adjusted net income is defined by management as the net income attributable to shareholders shown in the condensed interim consolidated statements of income excluding the non-cash depletion charge due to the acquisition of Corona, the corresponding deferred income tax recovery, and certain non-recurring or non-cash items. Accordingly, management considers this metric to be more meaningful to measure the Company’s profitability than net income as it adjusts for specific non-cash items.

Total Comprehensive Income

TCI for Q2 2021 was $11.2 million compared to TCI of $0.8 million for the same period in 2020. TCI includes a foreign currency gain of $0.2 million in Q2 2021 (Q2 2020: $0.05 million). The unrealized foreign currency translation gain was caused by the strengthening of the Canadian dollar relative to the US dollar during the quarter, which resulted in a foreign exchange gain on the translation of the Canadian dollar net assets into the Company’s US dollar presentation currency.

The following tables display selected quarterly financial results detailed by operating segment:

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2021	$	$	$	$	$
Revenue (1)	50,830	22,555	6,064	-	79,449

Production cost of sales	(21,132)	(8,711)	(5,706)	-	(35,549)
Depletion of mineral property	(2,522)	(1,503)	(283)	-	(4,308)
Depreciation and amortization of property, plant and equipment	(3,924)	(1,545)	(948)	-	(6,417)
Cost of sales	(27,578)	(11,759)	(6,937)	-	(46,274)

Gross profit (loss) from mining operations	23,252	10,796	(873)	-	33,175

Net income (loss) from operations	10,029	3,956	(1,548)	(1,358)	11,079

Adjusted EBITDA	25,947	12,420	607	(1,285)	37,689

(1) Includes provisional pricing adjustments of: $(1,705) for Yauricocha, $(1,414) for Bolivar, and $(160) for Cusi.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended June 30, 2020	$	$	$	$	$
Revenue (1)	23,405	16,786	1,710	-	41,901

Production cost of sales	(12,462)	(7,822)	(1,359)	-	(21,643)
Depletion of mineral property	203	(645)	31	-	(411)
Depreciation and amortization of property, plant and equipment	(4,191)	(2,789)	(1,171)	-	(8,151)
Cost of sales	(16,450)	(11,256)	(2,499)	-	(30,205)

Gross profit (loss) from mining operations	6,955	5,530	(789)	-	11,696

Net income (loss) from operations	(94)	2,629	(1,044)	(1,190)	301

Adjusted EBITDA	6,777	6,644	183	(1,009)	12,595

(1) Includes provisional pricing adjustments of: $(876) for Yauricocha, $1,144 for Bolivar, and $(81) for Cusi.

8.	LIQUIDITY AND CAPITAL RESOURCES

Financial Condition Review

The following table provides a comparison of key elements of Sierra’s statement of financial position as at June 30, 2021 and December 31, 2020:

(000's)	June 30, 2021	December 31, 2020
Cash and cash equivalents	$76,102	$71,473
Working capital	$62,291	$70,885
Total assets	$466,529	$439,592

Debt (net of financing fees)	$93,323	$99,383
Total liabilities	$210,816	$199,384

Equity attributable to owners of the Company	$213,834	$201,000

Cash and cash equivalents of $76.1 million and working capital of $62.3 million as at June 30, 2021 compared to $71.5 million and $70.9 million, respectively, at the end of 2020. Cash and cash equivalents increased as $46.6 million of cash generated from operating activities was partially used to finance capital expenditure of $34.1 million, repayment of debt installment of $6.2 million and interest payment of $1.7 million.

Trade and other receivables as at June 30, 2021 include $6.8 million (December 31, 2020 - $5.9 million) of Mexican value-added tax (“VAT”) receivables. The Company expects to collect or offset the VAT balance against 2021 VAT payables. Amounts included in trade and other receivables are current and the Company has no provision for expected credit losses as at June 30, 2021.

Sierra’s outstanding loan and credit facilities are shown below:

	Balance Outstanding
(000's)	Limit	June 30, 2021	December 31, 2020
Senior Secured Corporate Facility with BCP(1)	$100,000	$93,323	$99,383
Total Debt		$93,323	$99,383

Less cash balances		$76,102	$71,473
Net Debt		$17,221	$27,910

(1) See condensed interim consolidated financial statements as at June 30, 2021 for details of the loan facility.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Outstanding shares

The authorized share capital at June 30, 2021 was an unlimited number of common shares without par value. As at August 5, 2021, the Company had 163.4 million shares issued and outstanding (December 31, 2020 – 162.8 million shares issued and outstanding).

As at June 30, 2021, there were 1,312,241 RSUs outstanding at a weighted average fair value of C$2.55.

As at August 5, 2021 there are 1,312,241 RSU’s outstanding at a weighted average fair value of C$2.55.

9.	safety, health and environment

Sierra Metals is fully committed to disciplined and responsible growth and has Safety and Health and Environmental Policies in place to support this commitment. The Company’s corporate responsibility objectives are to prevent pollution, minimize the impact operations may cause to the environment and practice progressive rehabilitation of areas impacted by its activities. The Company aims to operate in a socially responsible and sustainable manner, and to follow international guidelines in Mexico and Peru. The Company focuses on social programs with the local communities in Mexico and Peru on an ongoing basis.

The Company is implementing proactive and reactive mitigation measures to minimize any potential impacts COVID-19 may have on its employees, communities, operations, supply chain, and finances. The Company has taken various measures including adherence to the most up to date guidance from governments and public health authorities in each jurisdiction in which it operates. These measures include, but are not limited to, reducing on-site crew sizes, enhanced cleaning and disinfecting protocols, eliminating group meetings, requiring workers with symptoms not to come to work and promoting preventative measures including social distancing and frequent handwashing.

10.	OTHER RISKS AND UNCERTAINTIES

Peruvian Presidential Elections

In Peru, the presidential runoff election on June 6, 2021 resulted in Pedro Castillo, a member of the left-wing "Peru Libre" party, securing majority votes. Castillo was inaugurated as President on July 28, 2021. There is uncertainty regarding the economic and social policies that may be implemented in the future, for which the Company could not guarantee that this new administration will promote free market and pro-business policies.

Claims and Legal Proceedings

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the normal course of business. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavorably to the Company. The Company carries liability insurance coverage and will establish accruals and provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

These matters include an ongoing personal action filed in Mexico against Dia Bras Mexicana S.A de C.V (“DBM”) by an individual, Carlos Emilio Seijas Bencomo, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. Emilio Seijas Bencomo passed away in 2020 and his heirs appointed Mr. Emilio Ambrosio Bencomo Portillo as legal representative to pursue this case. As per latest development, on March 21, 2021, the first Civil Court of Chihuahua absolved DBM of all claims raised by the plaintiff. Although the plaintiff filed an appeal against this ruling on April 7, 2021, the Company believes that there is no merit in this appeal and the possibility of reversal of the March 12, 2021 ruling is very unlikely.

11.	NON-IFRS PERFORMANCE MEASURES

The non-IFRS performance measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-IFRS reconciliation of adjusted EBITDA

EBITDA is a non-IFRS measure that represents an indication of the Company’s continuing capacity to generate earnings from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. EBITDA comprises revenue less operating expenses before interest expense (income), property, plant and equipment amortization and depletion, and income taxes. Adjusted EBITDA has been included in this document. Under IFRS, entities must reflect in compensation expense the cost of share-based payments. In the Company’s circumstances, share-based payments involve a significant accrual of amounts that will not be settled in cash but are settled by the issuance of shares in exchange for cash. As such, the Company has made an entity specific adjustment to EBITDA for these expenses. The Company has also made an entity-specific adjustment to the foreign currency exchange (gain)/loss. The Company considers cash flow before movements in working capital to be the IFRS performance measure that is most closely comparable to adjusted EBITDA.

The following table provides a reconciliation of adjusted EBITDA to the condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net income (loss)	$11,079	$301	$14,839	$(1,447)

Adjusted for:
Depletion and depreciation	12,027	8,453	23,809	18,155
Interest expense and other finance costs	863	954	1,743	2,386
NRV adjustments on inventory	385	-	741	1,216
Share-based payments	287	(107)	724	266
Derivative gains	-	-	(451)	-
Foreign currency exchange and other provisions	1,229	668	497	494
Legal settlement and related charges	324	-	714	1,068
Income taxes	11,495	2,326	20,342	6,531
Adjusted EBITDA	$37,689	$12,595	$62,958	$28,669

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Non-IFRS reconciliation of adjusted net income

The Company has included the non-IFRS financial performance measure of adjusted net income, defined by management as the net income attributable to shareholders shown in the statement of earnings plus the non-cash depletion charge due to the acquisition of Corona and the corresponding deferred tax recovery and certain non-recurring or non-cash items such as share-based compensation and foreign currency exchange (gains) losses. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance in accordance with IFRS.

The following table provides a reconciliation of adjusted net income to the condensed interim consolidated financial statements for the three and six months ended June 30, 2021 and 2020:

	Three Months Ended		Six Months Ended
(In thousands of United States dollars)	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Net income (loss) attributable to shareholders	$9,084	$154	$12,168	$(1,715)
Non-cash depletion charge on Corona's acquisition	2,522	1,607	4,898	3,746
Deferred tax recovery on Corona's acquisition depletion charge	(765)	(558)	(1,486)	(1,305)
Share-based compensation	287	(107)	724	266
Legal settlement and related charges	324	-	714	1,068
Derivative gains	-	-	(451)	-
Foreign currency exchange loss	1,229	248	497	494
Adjusted net income attributable to shareholders	$12,681	$1,344	$17,064	$2,554

Cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

The Company uses the non-IFRS measure of cash cost per silver equivalent ounce, copper equivalent payable pound, and zinc equivalent payable pound to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Company considers cost of sales per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound to be the most comparable IFRS measure to cash cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound, and has included calculations of this metric in the reconciliations within the applicable tables to follow.

All-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound

All-In Sustaining Cost (“AISC”) is a non-IFRS measure and was calculated based on guidance provided by the World Gold Council (“WGC”) in June 2013. WGC is not a regulatory industry organization and does not have the authority to develop accounting standards for disclosure requirements. Other mining companies may calculate AISC differently as a result of differences in underlying accounting principles and policies applied, as well as differences in definitions of sustaining versus development capital expenditures.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

AISC is a more comprehensive measure than cash cost per ounce/pound for the Company’s consolidated operating performance by providing greater visibility, comparability and representation of the total costs associated with producing silver and copper from its current operations.

The Company defines sustaining capital expenditures as, “costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of productive output without resulting in an increase in the life of assets, future earnings, or improvements in recovery or grade. Sustaining capital includes costs required to improve/enhance assets to minimum standards for reliability, environmental or safety requirements. Sustaining capital expenditures excludes all expenditures at the Company’s new projects and certain expenditures at current operations which are deemed expansionary in nature.”

Consolidated AISC includes total production cash costs incurred at the Company’s mining operations, including treatment and refining charges and selling costs, which forms the basis of the Company’s total cash costs. Additionally, the Company includes sustaining capital expenditures and corporate general and administrative expenses. AISC by mine does not include certain corporate and non-cash items such as general and administrative expense and share-based payments. The Company believes that this measure represents the total sustainable costs of producing silver and copper from current operations and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of silver and copper production from current operations, new project capital and expansionary capital at current operations are not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included.

The following table provides a reconciliation of cash costs to cost of sales, as reported in the Company’s condensed interim consolidated statement of income for the three and six months ended June 30, 2021 and 2020:

		Three months ended June 30, 2021				Three months ended June 30, 2020
(In thousand of US dollars, unless stated)		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		27,578	11,759	6,937	46,274	16,450	11,256	2,499	30,205
Reverse: Workers Profit Sharing		(1,575)	-	-	(1,575)	(406)	-	-	(406)
Reverse: D&A/Other adjustments		(6,446)	(4,066)	(1,290)	(11,802)	(4,001)	(3,362)	(956)	(8,319)
Reverse: Variation in Finished Inventory		622	3,046	88	3,756	(3,077)	(672)	(220)	(3,969)
Total Cash Cost		20,179	10,739	5,735	36,653	8,966	7,222	1,323	17,511
Tonnes Processed		328,909	385,331	73,294	787,534	202,534	308,951	-	511,485
Cash Cost per Tonne Processed	US$	61.35	27.87	78.25	46.54	44.27	23.38	NA	34.26

		Six months ended June 30, 2021				Six months ended June 30, 2020
(In thousand of US dollars, unless stated)		Yauricocha	Bolivar	Cusi	Consolidated	Yauricocha	Bolivar	Cusi	Consolidated
Cash Cost per Tonne of Processed Ore
Cost of Sales		55,730	25,357	13,552	94,639	43,339	24,134	10,073	77,546
Reverse: Workers Profit Sharing		(2,641)	-	-	(2,641)	(691)	-	-	(691)
Reverse: D&A/Other adjustments		(13,132)	(7,623)	(2,715)	(23,470)	(9,758)	(6,658)	(3,437)	(19,853)
Reverse: Variation in Finished Inventory		(66)	4,665	342	4,941	(3,900)	(517)	(465)	(4,882)
Total Cash Cost		39,891	22,399	11,179	73,469	28,990	16,959	6,171	52,120
Tonnes Processed		655,120	756,939	149,896	1,561,955	487,759	686,513	77,911	1,252,183
Cash Cost per Tonne Processed	US$	60.89	29.59	74.58	47.04	59.44	24.70	79.21	41.62

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Yauricocha’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and six months ended June 30, 2021 and 2020:

YAURICOCHA		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cash Cost per zinc equivalent payable pound
Total Cash Cost		20,179	8,966	39,891	28,990
Variation in Finished inventory		(622)	3,077	66	3,900
Total Cash Cost of Sales		19,557	12,043	39,957	32,890
Treatment and Refining Charges		8,648	7,856	18,757	20,059
Selling Costs		1,249	974	2,573	2,196
G&A Costs		2,335	2,499	4,837	4,459
Sustaining Capital Expenditures		3,782	495	6,058	4,052
All-In Sustaining Cash Costs		35,571	23,867	72,182	63,656
Silver Equivalent Payable Ounces (000's)		2,258	1,919	4,276	4,620
Cost of Sales		21,132	12,462	42,598	34,156
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	9.36	6.49	9.96	7.39
Cash Cost per Silver Equivalent Payable Ounce	(US$)	8.66	6.28	9.34	7.12
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	15.75	12.44	16.88	13.78
Copper Equivalent Payable Pounds (000's)		13,847	13,238	27,563	31,088
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.53	0.94	1.55	1.10
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.41	0.91	1.45	1.06
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	2.57	1.80	2.62	2.05
Zinc Equivalent Payable Pounds (000's)		45,156	35,711	88,243	84,047
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.47	0.35	0.48	0.41
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.43	0.34	0.45	0.39
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.79	0.67	0.82	0.76

The following table provides detailed information on Bolivar’s cost of sales, cash cost, and all-in sustaining cost per copper equivalent payable pound, zinc equivalent payable pound, and silver equivalent payable ounce for the three and six months ended June 30, 2021 and 2020:

BOLIVAR		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cash Cost per copper equivalent payable pound
Total Cash Cost		10,739	7,222	22,399	16,959
Variation in Finished inventory		(3,046)	672	(4,665)	517
Total Cash Cost of Sales		7,693	7,894	17,734	17,476
Treatment and Refining Charges		4,843	1,680	8,413	3,548
Selling Costs		1,287	953	2,386	2,059
G&A Costs		1,614	1,405	3,065	3,002
Sustaining Capital Expenditures		5,999	440	8,253	1,690
All-In Sustaining Cash Costs		21,436	12,372	39,851	27,775
Silver Equivalent Payable Ounces (000's)		1,070	1,123	2,000	2,391
Cost of Sales		8,711	7,822	19,128	17,702
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	8.14	6.97	9.57	7.40
Cash Cost per Silver Equivalent Payable Ounce	(US$)	7.19	7.02	8.87	7.31
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	20.04	11.01	19.93	11.62
Copper Equivalent Payable Pounds (000's)		6,561	7,746	12,888	16,089
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.33	1.01	1.48	1.10
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.17	1.02	1.38	1.09
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.27	1.60	3.09	1.73
Zinc Equivalent Payable Pounds (000's)		21,396	20,895	41,263	43,498
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.41	0.37	0.46	0.41
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.36	0.38	0.43	0.40
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.00	0.59	0.97	0.64

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

The following table provides detailed information on Cusi’s cost of sales, cash cost, and all-in sustaining cost per silver equivalent payable ounce, copper equivalent payable pound, and zinc equivalent payable pound for the three and six months ended June 30, 2021 and 2020:

CUSI		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Cash Cost per silver equivalent payable ounce
Total Cash Cost		5,735	1,323	11,179	6,171
Variation in Finished inventory		(88)	221	(342)	465
Total Cash Cost of Sales		5,647	1,544	10,837	6,636
Treatment and Refining Charges		966	168	2,068	754
Selling Costs		322	71	619	341
G&A Costs		137	10	584	340
Sustaining Capital Expenditures		2,239	383	3,599	856
All-In Sustaining Cash Costs		9,311	2,176	17,707	8,927
Silver Equivalent Payable Ounces (000's)		261	83	538	308
Cost of Sales		5,706	1,359	10,940	7,533
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	21.90	16.33	20.34	24.44
Cash Cost per Silver Equivalent Payable Ounce	(US$)	21.67	18.66	20.15	21.53
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	35.73	26.25	32.92	28.96
Copper Equivalent Payable Pounds (000's)		1,598	574	3,467	2,074
Cost of Sales per Copper Equivalent Payable Pound	(US$)	3.57	2.37	3.16	3.63
Cash Cost per Copper Equivalent Payable Pound	(US$)	3.53	2.70	3.13	3.20
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	5.83	3.81	5.11	4.30
Zinc Equivalent Payable Pounds (000's)		5,211	1,549	11,098	5,608
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	1.09	0.88	0.99	1.34
Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.08	1.00	0.98	1.18
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	1.79	1.41	1.60	1.59

Consolidated:

CONSOLIDATED		Three months ended		Six months ended
(In thousand of US dollars, unless stated)		June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2020
Total Cash Cost of Sales		32,897	21,481	68,528	57,002
All-In Sustaining Cash Costs		66,318	38,415	129,740	100,358
Cost of Sales		35,549	21,643	72,666	59,391
Silver Equivalent Payable Ounces (000's)		3,588	3,125	6,814	7,320
Cost of Sales per Silver Equivalent Payable Ounce	(US$)	9.91	6.93	10.66	8.11
Cash Cost per Silver Equivalent Payable Ounce	(US$)	9.17	6.87	10.06	7.79
All-In Sustaining Cash Cost per Silver Equivalent Payable Ounce	(US$)	18.48	12.29	19.04	13.71
Copper Equivalent Payable Pounds (000's)		22,005	21,558	43,918	49,252
Cost of Sales per Copper Equivalent Payable Pound	(US$)	1.62	1.00	1.65	1.21
Cash Cost per Copper Equivalent Payable Pound	(US$)	1.49	1.00	1.56	1.16
All-In Sustaining Cash Cost per Copper Equivalent Payable Pound	(US$)	3.01	1.78	2.95	2.04
Zinc Equivalent Payable Pounds (000's)		71,763	58,154	140,604	133,153
Cost of Sales per Zinc Equivalent Payable Pound	(US$)	0.50	0.37	0.52	0.45
Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.46	0.37	0.49	0.43
All-In Sustaining Cash Cost per Zinc Equivalent Payable Pound	(US$)	0.92	0.66	0.92	0.75

Additional non-IFRS measures

The Company uses other financial measures, the presentation of which is not meant to be a substitute for other subtotals or totals presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. The following other financial measures are used:

•	Operating cash flows before movements in working capital - excludes the movement from period-to-period in working capital items including trade and other receivables, prepaid expenses, deposits, inventories, trade and other payables and the effects of foreign exchange rates on these items.

The terms described above do not have a standardized meaning prescribed by IFRS, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that their presentation provides useful information to investors because cash flows generated from operations before changes in working capital excludes the movement in working capital items. This, in management’s view, provides useful information of the Company’s cash flows from operations and are considered to be meaningful in evaluating the Company’s past financial performance or its future prospects. The most comparable IFRS measure is cash flows from operating activities.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

12.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Significant accounting judgments and estimates

In the application of the Company’s accounting policies, which are described in note 2 of the Company’s December 31, 2020 consolidated financial statements, management is required to make judgments, estimates and assumptions about the effects of uncertain future events on the carrying amounts of assets and liabilities. The estimates and associated assumptions are based on management’s best knowledge of the relevant facts and circumstances and historical experience. Actual results may differ from these estimates; potentially having a material future effect on the Company’s consolidated financial statements.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the significant judgments that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:

I.	Impairment review of asset carrying values

In accordance with the Company’s accounting policy, at every reporting period, the Company assesses whether there are any indicators that the carrying value of its assets or CGUs may be impaired, which is a significant management judgment. Where there is an indication that the carrying amount of an asset may not be recoverable, the Company prepares a formal estimate of the recoverable amount by analyzing discounted cash flows. The resulting valuations are particularly sensitive to changes in estimates such as long- term commodity prices, exchange rates, sales volume, operating costs, and discount rates. In the event of impairment, if there is an adverse change in any of the assumptions or estimates used in the discounted cash flow model, this could result in a further impairment of the asset. Also, in accordance with the Company’s accounting policy, the Company capitalizes evaluation expenditures when there is a high degree of confidence that these costs are recoverable and have a probable future benefit.

II.	Mineral reserves and resources

The Company estimates mineral reserves and resources based on information prepared by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument (“NI”) 43-101. These estimates form the basis of the Company’s life of mine (“LOM”) plans, which are used for a number of important and significant accounting purposes, including: the calculation of depletion expense and impairment charges, forecasting the timing of the payment of decommissioning costs and future taxes. There are significant uncertainties inherent in the estimation of mineral reserves and the assumptions used which include commodity prices, production costs, recovery rates and exchange rates may change significantly when new information becomes available. Changes in assumptions could result in mineral reserves being revised, which in turn would impact our depletion expense, asset carrying values and the provision for decommissioning costs.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

III.	Deferred tax assets and liabilities

The Company’s management makes significant estimates and judgments in determining the Company’s tax expense for the period and the deferred tax assets and liabilities. Management interprets tax legislation in a variety of jurisdictions and makes estimates of the expected timing of the reversal of deferred tax assets and liabilities. In addition, management makes estimates related to expectations of future taxable income based on cash flows from operations and the application of existing tax laws in each jurisdiction. Assumptions used in the cash flow forecast are based on management’s estimates of future production and sales volume, commodity prices, operating costs, capital expenditures, dividends, and decommissioning and reclamation expenditures. These estimates are subject to risk and uncertainty and could result in an adjustment to the deferred tax provision and a corresponding credit or charge to the statement of loss. The Company is subject to assessments by the various tax authorities who may interpret the tax laws differently. These differences may impact the final amount or the timing of the payment of taxes. The Company provides for such differences where known based on management’s best estimates of the probable outcome of these matters.

IV.	Decommissioning and restoration liabilities costs

The Company’s provision for decommissioning and restoration costs is based on management’s best estimate of the present value of the future cash outflows required to settle the liability. In determining the liability, management makes estimates about the future costs, inflation, foreign exchange rates, risks associated with the cash flows, and the applicable risk-free interest rates for discounting future cash flows. Changes in any of these estimates could result in a change in the provision recognized by the Company. Also, the ultimate costs of environmental disturbance are uncertain and cost estimates can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques or experience at other mine sites.

Changes in decommissioning and restoration liabilities are recorded with a corresponding change to the carrying amounts of the assets to which they relate. Adjustments made to the carrying amounts of the asset can result in a change to the depreciation charged in the consolidated statement of loss.

13.	OFF BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at June 30, 2021.

14.	DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING (“ICFR”)

Disclosure controls and procedures

The Company's management is responsible for designing and maintaining adequate internal controls over financial reporting and disclosure controls and procedures, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with IFRS.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as at June 30, 2021, as defined in the rules of the Canadian Securities Administration. Based on this evaluation, they concluded that our disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

Internal controls over financial reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of our controls in 2020. Based on this evaluation, management concluded that our internal control over financial reporting was effective as at June 30, 2021 and provided a reasonable assurance of the reliability of our financial reporting and preparation of the financial statements.

No matter how well designed any system of internal control has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation.

Changes in internal controls over financial reporting

There have been no changes in ICFR during the three months ended June 30, 2021 that have materially affected, or are reasonably likely to materially affect, ICFR.

15.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion includes certain statements that may be deemed “forward-looking”. All statements in this discussion, other than statements of historical fact, addressing future exploration drilling, exploration and development activities, production activities and events or developments that the Company expects, are forward looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those expressed in forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, general economic, market or business conditions, labour and market disruptions resulting from the COVID-19 pandemic and other factors which are discussed under “Risk Factors” in the Company’s Annual Information Form dated March 18, 2021 available at www.sedar.com and at www.sec.gov under the Company’s name.

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the properties are developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

These forward-looking statements include, but are not limited to, relate to, among other things: future production of silver, lead, copper and zinc (the “metals”); future cash costs per ounce or pound of the metals; the price of the metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; the potential impact of the COVID-19 on our business and operations, including our ability to continue operations at our sites; our ability to manage challenges presented by COVID-19 including but not limited to our ability to procure and transport critical spares, consumables and other supplies; future successful development of the Yauricocha, Bolivar and Cusi near-mine exploration projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for the metals produced by the Company; timing of production; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other future products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Risks and uncertainties relating to foreign currency fluctuations; risks inherent in the mining industry including environmental hazards, industrial accidents, unusual or unexpected geological formations, ground control problems, flooding and mud rushes; risks associated with the estimation of mineral resources and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; the potential for and effects of labour disputes or other unanticipated difficulties or shortages of labour or interruptions in production; actual material mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; the inherent uncertainty of pilot-mining activities and cost estimates, including the potential for unexpected costs/expenses and commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation: uncertainty of production and cost estimates for the Yauricocha Mine (as hereinafter defined), the Bolivar Mine (as hereinafter defined) and the Cusi Mine (as hereinafter defined); uncertainty of production at the Company’s exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for the metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants with respect to the Corporate Facility (as hereinafter defined); changes in national and local legislation, taxation, controls or regulations and political or economic developments or changes in Canada, Mexico, Peru or other countries where they may carry on business; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Canadian dollar, the United States dollar, the Peruvian sol and the Mexican peso); increased costs affecting the mining industry, including occasional high rates of inflation; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of deferred tax assets and liabilities; risks related to claims and legal proceedings and the Company’s ability to maintain adequate internal control over financial reporting.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Sierra Metals Inc.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2021

(In thousands of United States dollars, unless otherwise stated)

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This document uses the term “Inferred Mineral Resources”. U.S. investors are advised that while this term is recognized and required by Canadian regulations, the Securities and Exchange Commission (“SEC”) does not recognize it. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies other than a Preliminary Economic Assessment (PEA).

This document also uses the terms “Measured and Indicated Mineral Resources”. The Company advises U.S. investors that while these terms are recognized by Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits included in these categories will ever be converted into mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” is permitted under Canadian regulations; however, the SEC normally only permits the reporting of non-reserve mineralization as in-place tonnage and grade.